SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 7, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Two Nokia stock exchange releases dated July 7, 2020:

•                  Changes in Nokia Corporation’s own shares

•                  Nokia Corporation - Managers’ transactions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate

Nokia Corporation Stock Exchange Release July 7, 2020 at 17:45 (CET +1)	1 (1)

Changes in Nokia Corporation’s own shares

Espoo, Finland – A total of 113 939 Nokia shares (NOKIA) held by the company were today transferred without consideration to participants of Nokia’s equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolution of the Board of Directors to issue shares held by the company to settle its commitments to participants of the plans as announced on February 6, 2020.

The number of own shares held by Nokia Corporation following the transfer is 31 888 008.

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE	1 (2)

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
July 7, 2020 at 17:50 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200707165728_2

___________________________________________

Transaction date: 2020-07-07

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 15,083 Unit price:  N/A

Aggregated transactions

(1): Volume: 15,083 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

STOCK EXCHANGE RELEASE	2 (2)

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations